Exhibit 21.1

List of Subsidiaries of Twilio Inc.

Subsidiary	Country
Twilio Australia Pty Ltd	Australia
Teravoz Telecom Telecomunicacoes Ltda.	Brazil
Twilio Canada Corp.	Canada
Twilio Colombia S.A.S.	Colombia
Twilio Estonia OÜ	Estonia
Twilio France SARL	France
Twilio Germany GmbH	Germany
Twilio Hong Kong Limited	Hong Kong
Twilio Technology India Private Limited	India
Twilio Ireland Limited	Ireland
Twilio Japan GK	Japan
Twilio Poland sp. z o.o.	Poland
Twilio Singapore Pte. Ltd.	Singapore
Twilio Spain, S.L.	Spain
Twilio Sweden AB	Sweden
Twilio UK Limited	England and Wales

In accordance with Item 601(b)(21)(ii) of Regulation S-K, the names of certain other subsidiaries of Twilio Inc. are omitted which, considered in the aggregate, would not constitute a significant subsidiary as of the end of the year covered by this report.